(Celgene Corporation letterhead)
Via Edgar
April 4, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File Number: 001-34912
Dear Mr. Rosenberg:
We acknowledge receipt of your comment letter dated March 28, 2011 in respect of Celgene Corporation’s Form 10-K for the fiscal year ended December 31, 2010. We are submitting this letter to confirm our conversation with your colleague, Ibolya Ignat, today regarding the timing of our response to your comments. As discussed with Ms. Ignat, we anticipate providing a complete response by April 25, 2011.
Sincerely,
/s/ Andre Van Hoek
Andre Van Hoek
Corporate Controller and Chief Accounting Officer